Filed pursuant to Rule 433.  Registration Statement Nos. 333-184147 and 333-184147-01

RBS Exchange Traded Notes	BUILDING TOMORROWTM

U.S. Federal Income Tax Considerations

RBS Exchange Traded Notes
RBS Exchange Traded Notes (ETNs) aim to provide investors with cost-effective exposure to asset classes that have not always been easy to access. Here are answers to questions financial professionals and individuals often ask about the tax treatment of the currently available RBS ETNs.

How are RBS ETNs treated for U.S. federal income tax purposes?
As of the date of this document, we believe that it is reasonable to treat all RBS ETNs for U.S. federal income tax purposes as prepaid forward contracts with respect to the relevant index. Under this treatment, gain or loss upon the sale, redemption or maturity of an investor’s RBS ETNs should equal the difference between the amount the investor receives at that time and the investor’s cost basis in the RBS ETNs. This gain or loss should be long-term capital gain or loss if the investor has held the RBS ETNs for more than one year.

Figure 1 summarizes, as of the date of this document, certain expected U.S. federal tax consequences that holders should be subject to pursuant to the terms of RBS ETNs. These tax consequences, however, are not certain and alternative treatments are possible. Please see the applicable pricing supplement for a more complete discussion of the material U.S. federal income tax consequences, and alternative tax characterizations of ownership and disposition that are possible with respect to the RBS ETNs.

Figure 1: RBS ETNs Expected U.S. Federal Income Tax Treatment

	Expected Treatment at Maturity	Recognition of Current Income
Commodities	Capital Gains	No
Equity	Capital Gains	No

What makes RBS ETNs a potentially attractive investment option?
Unlike mutual funds that may be required to make taxable distributions to shareholders, the RBS ETNs currently available will not make taxable distributions. Therefore, holders of RBS ETNs should, assuming they are treated as described earlier, generally not be required to include amounts in income prior to sale, redemption or maturity. This enables investors to control the timing of taxable events related to their investment in RBS ETNs. However, the IRS and U.S. Treasury are actively considering the tax treatment of instruments such as the RBS ETNs, which could change.

What is the IRS’s position regarding the tax treatment of equity and commodity ETNs?
On December 7, 2007, the IRS issued Notice 2008-2, asking for comments on the appropriate tax treatment of instruments such as equity and commodity ETNs. The IRS has not issued additional guidance on this issue.

Why are equity and commodity ETNs taxed differently than mutual fund shares?
We believe that the tax treatment of an investment product should be driven by the product’s attributes. Mutual funds and ETNs are taxed differently because they are fundamentally different products. Investors who buy shares in a mutual fund indirectly own the underlying securities and receive taxable distributions each year of income earned with respect to those securities. ETN investors do not own underlying securities and receive no distributions while holding an ETN.

What is the tax treatment of RBS ETNs in the event of a repurchase or redemption?
Investors generally should recognize gain or loss upon the sale, early redemption, or maturity of their RBS ETNs in an amount equal to the difference between the amount they receive at such time and their tax basis in the RBS ETNs. For the tax implications of purchasing replacement securities offering similar exposure, including the potential application of the wash sale rules, please consult a tax professional.

This information should not be considered tax advice. Investors are urged to consult their tax advisor with regard to their specific situation.

CERTAIN RISK CONSIDERATIONS

The applicable pricing supplement and prospectus for the RBS ETNs will describe material risks related to an investment in RBS ETNs. These risks include the following:

Credit risk of the issuer and guarantor
•
RBS ETNs are unsecured and unsubordinated obligations of The Royal Bank of Scotland plc (“RBS plc”) as the issuer, and are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc (“RBS Group”). If the issuer fails to make any required payments on the RBS ETNs, investors’ receipt of such payments will depend on the ability of the guarantor to pay its obligations as they become due.

•
In addition, unlike ordinary debt securities, the RBS ETNs are not principal protected and do not pay interest. The RBS ETNs are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other government agency.

Market risk
•
The return on an RBS ETN will depend on the performance of the underlying market measure(s) to which the RBS ETN is linked. Investors may lose all or a significant amount of their investment in the RBS ETNs if the level(s) of the underlying market measure(s) were to decrease substantially.

Investor fees
•	The daily redemption value is the amount payable at maturity or upon early repurchase or redemption of investors’ RBS ETNs and is reduced by the aggregate investor fee applicable to their RBS ETNs.

•
As a result, the level of the underlying market measure(s) to which investors’ RBS ETNs are linked must increase by an amount sufficient to offset the aggregate investor fee in order for them to receive at least the face amount of their investment at maturity or upon early repurchase or redemption.

•
If the level(s) of the applicable underlying market measures(s) were to decrease or not increase sufficiently, investors would receive less, and possibly significantly less, than their initial investment at maturity or upon early repurchase or redemption.

Liquidity risk
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Even though RBS ETNs are expected to be listed on a U.S. securities exchange, there is no guarantee that the listing will be maintained or that a secondary market will develop. The issuer is not required to maintain any listing of RBS ETNs on any securities exchange.

Restrictions on investors’ ability to offer RBS ETNs for repurchase by the Issuer
•	Through their broker, investors may offer RBS ETNs for repurchase by the issuer, subject to certain restrictions and procedures described in the applicable pricing supplement.

Call risk
•	The issuer also has the right to redeem your RBS ETNs, in its sole discretion. If the issuer elects to redeem RBS ETNs, investors may not be able to reinvest their proceeds in a comparable investment.

Uncertain tax treatment
•
Significant aspects of the U.S. federal income tax treatment of the RBS ETNs are uncertain, and the Internal Revenue Service or a court might not agree with the intended tax consequences described herein or in the applicable pricing supplement.

www.rbs.com/etnUS

RBS plc and RBS Group have filed a registration statement (including prospectuses) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication may relate. Before you invest in any RBS ETNs, you should read the relevant prospectus in the registration statement and other documents that have been filed with the SEC for more complete information about the relevant RBS entities and offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. or any dealer participating in the offering will arrange to send you the relevant prospectus and pricing supplement at no charge if you request by calling 1-855-RBS-ETPS (toll free).
Copyright © 2013 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.
Dated March 28, 2013

This information should not be considered tax advice. Investors are urged to consult their tax advisor with regard to their specific situation.